Exhibit A

MEMBERS OF FILING GROUP

Marciano Testa (an individual who controls AGI Partners Limited)

MT Capital Limited (a holding vehicle wholly owned by Marciano Testa)

Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa)

Testa Ventures (a holding vehicle wholly owned by Yepidale International Ventures Limited, which, in its turn, is a holding vehicle wholly owned by Mr. Marciano Testa )

AGI Partners Limited